SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE M PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are inapplicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 23, 2008

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

ASSETS:	2007	2006
Investments, at fair value	$131,618,171	$45,633,532

Receivables:
Employer contributions	5,570,455	2,175,879
Employee contributions	—	118,605
Accrued investment income	4,002	19,122

Total receivables	5,574,457	2,313,606

Total assets	137,192,628	47,947,138

LIABILITIES:

Return of excess employee contributions	130,902	106,823

Total liabilities	130,902	106,823

NET ASSETS AVAILABLE FOR BENEFITS	$137,061,726	$47,840,315

See accompanying notes to financial statements.

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:

CONTRIBUTIONS:
Participant contributions	$8,718,216
Employer contributions	8,297,575
Rollover contributions	1,042,980

Total contributions	18,058,771

INVESTMENT INCOME:
Net appreciation in fair value of investments	5,056,852
Loan repayment interest	83,324
Interest and dividend income	5,818,586

Total investment income	10,958,762

ASSETS TRANSFERRED IN	73,229,333

Total Additions	102,246,866

DEDUCTIONS:
Benefits paid to participants	13,019,669
Administrative expenses	5,786

Total Deductions	13,025,455

INCREASE IN NET ASSETS	89,221,411
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,840,315

End of year	$137,061,726

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

1.    DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General – The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by Group M Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP Group plc. The Plan covers substantially all employees of GroupM Worldwide Inc., Mindshare, MAXUS, Mediaedge:cia LLC, Mediacom Worldwide Inc., Beyond Interaction, IEG, Inc. and Leverage Group, Inc. (each an indirect wholly-owned subsidiary of WPP Group plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The retirement committee of the Company controls and manages the operation and administration of the Plan. Ameriprise Trust Company previously served as trustee (“Trustee”) and custodian (“Custodian”) of the Plan. Effective February 1, 2007, Merrill Lynch Bank and Trust Co., FSB became the Trustee and Custodian for the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions – Each year participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. Effective January 1, 2007, participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of the Company’s Retirement Committee. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments – Participants direct the investment of their account balances from among various investment options offered under the Plan.

Vesting – Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Participants were 100 percent vested in their profit sharing contributions after 5 years of service and 100 percent vested in their matching contributions after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in their portion of profit sharing contributions after 3 years of service. Forfeitures arising from the account balances of terminated participants are used to reduce future Employer contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2007 and 2006 were approximately $553,869 and $422,000, respectively. Forfeitures were used to offset Employer contributions for 2007 and 2006.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

Participant Loans – Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan administrator. At December 31, 2007 interest rates ranged from 4% to 10 1/2% for outstanding loans. Participant loans at December 31, 2007 and 2006 were $1,501,428 and $482,818, respectively.

Payment of Benefits – Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the Participant or the Participant’s designated beneficiary.

Administrative Expenses – Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination – Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries, in proportion to their respective account balances.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

Excess Contributions – The plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2007 and 2006, the Plan recorded a liability of $130,902 and $106,823, respectively. During 2008 and 2007, the amounts due to participants were refunded to participants as required.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

3.    INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31, 2007		December 31, 2006
Fund	Shares	$ Value	Shares	$ Value
ML Equity Index Trust XIII	688,096.3266	8,497,989	—	—
ML Retirement Preservation Trust	28,375,233.8000	28,375,234	—	—
American Cap World GR & Inc	192,455.2899	8,571,959	—	—
American Europacific GR R4	148,295.7350	7,438,514	—	—
Mainstay Large Cap Growth Fund	2,138,443.5043	15,546,484	—	—
Vanguard Primecap Fund	180,280.4915	12,989,209	—	—
RiverSource Trust Income II Fund	—	—	445,802.641	11,879,749
RiverSource Equity Index II Fund	—	—	60,922.866	2,576,245
PIMCO Total Return Fund	1,097,040.2422	11,727,360	451,392.100	4,685,450
RiverSource Growth Fund	—	—	161,455.343	5,213,393
WPP Common Stock	43,967.5862	2,826,676	39,610.77	2,683,234
American Century Income & Growth Fund	—	—	115,519.137	3,843,322
RS Emerging Growth Fund	—	—	73,182.868	2,609,701
Blackrock Focus Value Fund	—	—	161,812.095	2,402,910
Artisan International Investor Fund	—	—	93,852.982	2,720,798

During the year ended December 31, 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated in value as follows:

Investment Category
Common Collective Trust Funds	$405,030
Mutual Funds	3,645,750
WPP Stock Fund	1,006,072

Net appreciation of investments	$5,056,852

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND

FOR THE YEAR ENDED DECEMBER 31, 2007

4.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

2006
Net assets available for benefits per financial statements	$47,840,315
Employer contribution receivable	(2,175,879)
Employee contributions receivable	(118,605)
Accrued investment income	(19,122)
Excess contribution payable	106,823

Net assets available for benefits per Form 5500	$45,633,532

5.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Merrill Lynch Bank and Trust Co., FSB, who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in American Depositary Receipts (“ADR’s”) of WPP Group plc, a party-in-interest. The Plan had 43,968 shares of Company stock valued at $2,826,676 at December 31, 2007 and 39,611 shares of Company stock valued at $2,683,234 at December 31, 2006.

Transactions in the funds referred to above are not deemed prohibited party-in-interest transactions, as they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions. There have been no known prohibited transactions with a party-in-interest.

Fees incurred by the Plan for the investment management services were $4,700 and $10,229 for the years ended December 31, 2007 and 2006, respectively.

6.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable sections of the IRC. Subsequently, the Plan was amended. In that connection, the plan administrator believes the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable provisions of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.    TRANSFERS OF ASSETS

During 2007, the Plan accepted transfers of assets representing participant accounts from the Mediaedge:cia 401(k) and Retirement Savings Plan, the Profit Sharing and 401(k) Savings Plan for the Employees of Grey Global Group Inc., the IEG 401(k) Savings Plan and The Leverage Group 401(k) Plan.

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Collective Trusts:
*	Merrill Lynch	ML Equity Index Trust XIII	**	$8,497,989
*	Merrill Lynch	ML Retirement Preservation Trust	**	28,375,234

	Total common collective trusts			36,873,223

	Mutual Funds:
	The Oakmark Funds	The Oakmark Equity & Income Fund	**	1,140,209
	Columbia Funds	Columbia Mid Cap Value Fund Z	**	1,199,883
	American Funds	American Cap World Growth & Income Fund	**	8,571,959
	American Funds	American Europacific Growth R4	**	7,438,514
	American Funds	American Growth Fund Amer R4	**	542,540
	Eaton Funds	Eaton Vance Large Cap Value Fund	**	6,304,469
	Oppenheimer Funds	Oppenheimer Main St Small Cap Fund	**	5,964,504
	Manning & Napier	Manning & Napier Retirement Target Income	**	548,837
	Manning & Napier	Manning & Napier Retirement Target 2020	**	529,400
	Manning & Napier	Manning & Napier Retirement Target 2030	**	1,858,258
	Manning & Napier	Manning & Napier Retirement Target 2040	**	854,856
	Manning & Napier	Manning & Napier Retirement Target 2010	**	948,613
	Mainstay Investments	Mainstay Large Cap Growth Fund	**	15,546,484
	PIMCO	PIMCO Total Return Fund	**	11,727,360
	Davis	Davis New York Venture CL Y	**	1,559,011
	Munder Funds	Munder Midcap Core Growth Fund Y	**	2,608,490
	Vanguard	Vanguard Windsor Fund II	**	5,824,096
	Vanguard	Vanguard Primecap Fund	**	12,989,209
	Vanguard	Vanguard/Wellington Fund Inc	**	4,216,550

	Total mutual funds			90,373,242

	Participant Loans:
*	Various participants	Loans (maturing 2008 to 2022 at		1,501,428

		interest rates from 4% to 10 1/2%)
	Common Stock:
*	WPP Group plc	Common Stock	**	2,826,676

	Total common stock			2,826,676

	Cash and pending settlement fund			43,602

	Total assets			$131,618,171

*	Permitted party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included above

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 27, 2008	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources, Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm